Exhibit 99.1

Concordia Healthcare Announces Terms of US$520 Million Public Offering of Common Shares

TORONTO, ON—September 24, 2015—Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) today announced the size and pricing of its underwritten public offering (the “Offering”) of 8,000,000 common shares of Concordia at a price of US$65.00 per common share (the “Offering Price”). The gross proceeds from the Offering are expected to be US$520 million.

The Offering is being conducted by a syndicate of underwriters led by Goldman, Sachs & Co. and RBC Capital Markets, as lead book running managers, and Credit Suisse Securities (USA) LLC and Jefferies LLC, as additional book running managers (collectively and together with the Canadian affiliates of certain of the book running managers, the “Underwriters”). In addition, the Company has granted the Underwriters an option (the “Underwriters’ Option”) to purchase an additional 1,200,000 common shares of Concordia at the Offering Price per additional common share, exercisable at any time, and from time to time, in whole or in part, up to 30 days from the closing of the Offering. If the Underwriters’ Option is exercised in full, the total gross proceeds to Concordia are expected to be US$598 million.

The common shares will be sold pursuant to a final prospectus supplement (the “Supplement”) to the short form base shelf prospectus dated July 16, 2015 to be filed with the securities regulatory authorities in each of the provinces of Canada and a final prospectus supplement (the “U.S. Supplement”) to the corresponding registration statement on Form F-10 to be filed with the U.S. Securities and Exchange Commission.

The net proceeds of the Offering will be used to fund, in part: (i) a portion of the purchase price for the previously announced acquisition by the Company of all of the outstanding shares in the capital of Amdipharm Mercury Limited (the “Acquisition”); and (ii) the fees and expenses incurred in connection with the Acquisition.

In the event that the Acquisition is not completed, the net proceeds from the Offering will initially be added to the Company’s working capital and will subsequently be used to fund future acquisitions in furtherance of the Company’s business plan, for general corporate purposes and to potentially repay certain debt obligations of the Company.

The Offering is expected to close on or about September 30, 2015 and is subject to the satisfaction of certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

A copy of the Supplement and the U.S. Supplement may be obtained from the Company upon written request to Concordia at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, telephone (905) 842-5150, Attn: Corporate Secretary. The Supplement also will be available on SEDAR at www.sedar.com and the U.S. Supplement also will be available on EDGAR at www.sec.gov.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the filing of the Supplement and U.S. Supplement, the closing of the Offering and the timing thereof, the potential issuance of securities of Concordia, the use of proceeds of the Offering, and the completion of the Acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the Acquisition, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

Adam Peeler

NATIONAL Equicom

416-815-0700 x 225

apeeler@tmxequicom.com